

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2019

Richard Wright
CEO
The Alkaline Water Company Inc.
14646 N. Kierland Blvd., Suite 255
Scottsdale, AZ 85254

   Re: The Alkaline Water Company INC
   Registration Statement on Form S-3
   Filed May 13, 2019
   File No. 333-231432

Dear Mr. Wright:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Consumer Products